Filed by Renovacor, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Renovacor, Inc.

Commission File No.: 001-39271

Date: September 23, 2022

Dear Renovacor Team,

Per the announcement earlier this week, I am excited to share the news with you that we have signed a definitive agreement with Rocket Pharmaceuticals, Inc. under which Rocket will acquire Renovacor in an all-stock transaction. Our team has worked tirelessly together in our dedication to delivering innovative therapies to improve the lives of patients and families battling genetically-driven cardiovascular and related diseases, and I believe this transaction will support us in this mission. I have already had the opportunity to observe a great collaborative spirit and synergy between our companies and I believe there is a lot of enthusiasm about combining our talented teams for the benefit of patients and their families.

Our Board of Directors and Executive Committee are fully supportive of this important step for Renovacor and believe our combined programs, capabilities, and talent will drive the success of our programs forward. Throughout the process, I have also had the opportunity to work closely with Gaurav Shah, Rocket’s CEO, and believe he is genuinely committed to do what’s best for our employees and for our patients. Gaurav and his team have invited us to join them for an informal meet and greet and tour at their Cranbury, NJ facility on September 28th from 10:00 to 11:30 AM ET with lunch to follow. We hope everyone can join the event as we begin to integrate our efforts. Beth White will follow up with hotel suggestions for those traveling in for the event.

Please refer to the attached FAQ document to help with some initial questions you may have. We will continue to share information and updates as they become available. In the meantime, the Executive Committee members and I want the thank you for the dedication, innovation, and passion you show every day and encourage you to continue the great work you do to advance our programs to help patients in need.

With gratitude,

Maggie

Magdalene Cook, MD

CEO, Renovacor

mcook@renovacor.com